Exhibit (a)(44)
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Dear Taubman Centers Associates:

As you will see in the attached press release, today the Company responded to Simon and Westfield's announcement of the status of their hostile unsolicited tender offer.

According to their announcement, approximately 44 million of the 84 million shares of Taubman Centers voting stock were tendered into the offer. This amount is insufficient to purchase the company since at least two-thirds of Taubman Centers' 84 million issued and outstanding shares - approximately 56 million voting shares - must approve any sale transaction or amendment to the corporate charter. We anticipate that there will be significant press coverage of the tender results, and that Simon and Westfield will "proclaim victory" because they have received more than two-thirds of the common shares; however, the only two-thirds that count is the two-thirds of the 84 million issued and outstanding shares as required by the company's charter.

The Board's position remains clear - the company is not for sale and there is no roadmap to completion of Simon and Westfield's inadequate and opportunistic offer.

We greatly appreciate your continued support and hard work. If you have any questions, please contact Barb Baker or me. We will keep you updated as events progress.